Filed by Synchrony Financial

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

CONFIDENTIAL

SYF EMPLOYEE COMMUNICATION – KEANE with Q&A

RE:	Another Significant Milestone in Our Separation Journey

Dear Colleagues,

I am pleased to announce another significant milestone in our journey together as Synchrony Financial.

Today, GE intends to file documents with the Securities and Exchange Commission (the “SEC”) to offer GE shareholders, including Synchrony Financial employees who hold GE common stock, the opportunity to exchange their GE shares for Synchrony Financial shares. In connection with the GE exchange offer, Synchrony Financial intends to file today a Registration Statement on Form S-4 with the SEC. Information about the exchange offer may be obtained at www.edocumentview.com/GEexchange or by calling (866) 300-8594.

As publicly announced last week, we received approval from the Federal Reserve Board to become a standalone savings and loan holding company following the completion of GE’s exchange offer.

Please be aware that we are in a “quiet period” as mandated by the U.S. federal securities laws, so you must not discuss any aspects of the GE exchange offer or Synchrony Financial stock with client partners, customers, business prospects, recruits or other members of the general public.

We have been preparing to separate from GE since plans were announced two years ago. We have built the infrastructure and the teams needed for separation, and I am excited about our future as a standalone business. The GE team has been tremendously supportive of our efforts, and I thank them for all they have shared with us on our journey toward independence.

I want to sincerely thank everyone involved across our company, across the United States and our global operations, whose tremendous effort has brought us to this point. I know I can count on you through the separation and beyond to serve our partners and customers with technology, innovation and financial solutions that help grow their businesses, as well as the award-winning customer service they rely on us to provide.

Sincerely,

Margaret Keane

President and CEO

Synchrony Financial

QUESTIONS AND ANSWERS

What is the next step in the planned separation of Synchrony Financial from GE?

GE is conducting an exchange offer that is expected to be a tax-free distribution of GE’s remaining shares of Synchrony Financial common stock to electing GE stockholders in exchange for shares of GE common stock.

Why does the exchange offer transaction work for Synchrony Financial?

Synchrony Financial is a strong franchise with an 80-year retail heritage. Separation will allow Synchrony to operate as a standalone company and pursue a long-term strategy that is focused only on its own business objectives, without consideration of potentially conflicting GE or GECC priorities.

Do Synchrony Financial employees need to do anything?

The exchange offer is a major step in our planned separation from GE. Please refer to previously communicated materials from HR on benefits changes as a result of the separation or contact your local HR manager with any questions.

Do Synchrony Financial stockholders need to do anything?

No. This exchange offer is being made to holders of GE common stock to exchange their GE shares for shares of Synchrony Financial. For more information, visit www.edocumentview.com/GEexchange or call (866) 300-8594.

What do I need to do if I hold GE common stock?

For more information, visit www.edocumentview.com/GEexchange or call (866) 300-8594.

Additional Information

The terms and conditions of the exchange offer will be more fully described in the registration statement being filed by Synchrony Financial with the SEC and a Schedule TO being filed by GE with the SEC. The prospectus, which is included in the registration statement, and other filed documents contain important information about GE, Synchrony Financial, the planned separation of Synchrony Financial from GE and related matters. GE will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by GE and Synchrony Financial, if and when they become available and before making any investment decision. None of GE, Synchrony Financial, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by GE and Synchrony Financial at the SEC’s web site at www.sec.gov. Those documents may also be obtained for free www.edocumentview.com/GEexchange or call (866) 300-8594.

Forward-Looking Statements

Information in this communication contains forward-looking statements. Forward-looking statements may be identified by words such as “outlook,” “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “will,” “should,” “may” or words of similar meaning, but these words are not the exclusive means of identifying forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. A list of the factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of GE and Synchrony Financial with the SEC, such as annual and quarterly reports and the registration statement, the prospectus part thereof and related exchange offer documents. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.